SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13G
             Under the Securities Exchange Act of 1934

                         (Amendment No. 7)*

                    Foodarama Supermarkets, Inc.
             ------------------------------------------
                          (Name of Issuer)


                            Common Stock
            -------------------------------------------
                  (Title of Class and Securities)

                             344820105
             --------------------------------------------
               (CUSIP Number of Class of Securities)



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7).


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (10-88)

                  (Continued on following page(s))





CUSIP No.  344820105                                            13G
- -------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
- -------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
- -------------------------------------------------------------------
(3)  SEC USE ONLY
- -------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
- -------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :       23,300 shares
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED VOTING POWER
                                   :       31,100 shares

                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :        23,300 shares
                                   --------------------------------
                                   :(8)  SHARED DISPOSITIVE POWER
                                            31,100 shares
                                   :
- -------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Discretionary & Non-discretionary Accounts)
           54,400 shares
- -------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
- -------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       4.9 %
- -------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IA
- -------------------------------------------------------------------










CUSIP No.  344820105                                      13G
- -------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. ###-##-####
- -------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
- -------------------------------------------------------------------
(3)  SEC USE ONLY
- -------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
- -------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED VOTING POWER

                                   :    None
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None
                                   --------------------------------
                                   :(8) SHARED DISPOSITIVE POWER

                                   :    None
- -------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None  (See Item 3 )
- -------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
- -------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%
- -------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IN
- -------------------------------------------------------------------










Item 1.
     (a). Name of Issuer: Foodarama Supermarkets, Inc.
          ("Issuer")
     (b). Address of Issuer's Principal Executive Offices:
          303 West Main Street
          Freehold, NJ 07728
Item 2.
     (a) and (b). Names and Principal Business Addresses of
         Persons Filing:

         (1). Southeastern Asset Management, Inc.
              6075 Poplar Ave., Suite 900
              Memphis, TN 38119
         (2). Mr. O. Mason Hawkins
              Chairman of the Board and C.E.O.
              Southeastern Asset Management, Inc.
              6075 Poplar Ave., Suite 900
              Memphis, TN 38119
     (c). Citizenship:
          Southeastern Asset Management, Inc. - A Tennessee
            corporation
          Mr. O. Mason Hawkins - U.S. Citizen
     (d). Title of Class of Securities:  Common Stock (the
            "Securities").
     (e). Cusip Number:  344820105

The following Item numbers are hereby amended to read as follows:

Item 4. Ownership:
     (a). Amount Beneficially Owned:
               54,400 shares
     (b). Percent of Class: 4.9 %
          Above percentage is based on 1,118,150 shares of Common Stock outstanding as of April 3, 1995, as reported in the Issuer's 1995 Proxy Statement.
     (c). Number of shares as to which such person has:
          (i).   sole power to vote:  23,300 shares
          (ii).  shared power to vote: 31,100 shares.
                 Securities owned by Longleaf Partners Small-
                 Cap Fund, a series of Longleaf Partners
                 Funds Trust, an open-end management
                 investment company registered under the
                 Investment Company Act of 1940.

          (iii). sole power of disposition: 23,300 shares

          (iv). shared power of disposition: 31,100 shares. Securities owned by Longleaf Partners Small-Cap Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

Item 5. Ownership of Five Percent or Less of a Class: This amendment is filed to report beneficial ownership of less than 5% of the Class.

Item 10. Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                             Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 5, 1995           Southeastern Asset Management, Inc.
                              By  /s/ Charles D. Reaves
                              ------------------------------
                              Charles D. Reaves
                              Vice President and General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              --------------------------------

                       Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 5th day of June, 1995.

                              Southeastern Asset Management, Inc.
                              By  /s/ Charles D. Reaves
                              ------------------------------
                              Charles D. Reaves
                              Vice President & General Counsel

                              O. Mason Hawkins, Individually
                               /s/ O. Mason Hawkins
                              --------------------------------